Exhibit 12
AT&T Corp.
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)
(Dollars in millions)

For the Six Months
Ended June 30, 2005

Income before income taxes	$1,394
Add: fixed charges, excluding capitalized interest	442

Total earnings before income taxes and fixed charges	$1,836

Fixed Charges:
Total interest expense	$372
Capitalized interest	10
Interest portion of rental expense	70

Total fixed charges	$452

Ratio of earnings to fixed charges	4.1